

July 8, 2013

Via E-mail
W. Keith Maxwell III
Chief Executive Officer
Marlin Midstream Partners, LP
2105 CityWest Boulevard
Suite 100
Houston, Texas 77042

>   **Re: Marlin Midstream Partners, LP**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 3, 2013**
>   **File No. 333-189645**

Dear Mr. Maxwell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1. Please revise the opinion to clarify, if true, that purchasers of the Common Units will have no obligation to make further payments for their purchase of Common Units or contributions to the Partnership *or creditors of the Partnership*. Please refer to Section II.B.1.b of Staff Legal Bulletin No. 19 for additional guidance.

Exhibit 8.1

2. Please revise the opinion to include counsel's consent to the prospectus discussion of the opinion and being named in the registration statement. Please refer to Section IV of Staff Legal Bulletin No. 19 for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding the financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Terry Jones
        Marlin Midstream Partners, LP

        Brett Braden
        Latham & Watkins LLP